================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 38)

                         ------------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                        87927W10
     (Title of class of securities)                             (CUSIP number)

                               MR. GUSTAVE STOFFEL
                                  SINTONIA S.A.
                                1, PLACE D'ARMES
                               L1136 - LUXEMBOURG
                                 (+352) 26266250

                                 WITH A COPY TO:

                           MICHAEL S. IMMORDINO, ESQ.
                                LATHAM & WATKINS
                                 99 BISHOPSGATE
                                 LONDON EC2M 3XF
                                     ENGLAND
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                     NOVEMBER 6, 2007 AND NOVEMBER 19, 2007
             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------------------------------                 -------------------------------
CUSIP No.  87927W10                     13D
--------------------------------                 -------------------------------

----------------   -------------------------------------------------------------
1                  NAME OF REPORTING PERSON           SINTONIA S.p.A.
                   I.R.S. IDENTIFICATION NO.          Not Applicable
                   PERSON OF ABOVE
----------------   -------------------------------------------------------------
2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  [X]
                                                                        (b)  [ ]
----------------   -------------------------------------------------------------
3                  SEC USE ONLY
----------------   -------------------------------------------------------------
4                  SOURCE OF FUNDS:                                   WC, BK
----------------   -------------------------------------------------------------
5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                   REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                   [ ]
----------------   -------------------------------------------------------------
6                  CITIZENSHIP OR PLACE OF ORGANIZATION:       Italy
--------------------------------------------------------------------------------
NUMBER OF          7          SOLE VOTING POWER:               30,084,650
SHARES
                   --------   --------------------------------------------------
BENEFICIALLY       8          SHARED VOTING POWER:             3,157,172,623
OWNED BY                                                       (See Item 5)
                   --------   --------------------------------------------------
                   9          SOLE DISPOSITIVE POWER:          30,084,650
                   --------   --------------------------------------------------
EACH               10         SHARED DISPOSITIVE POWER:        3,157,172,623
REPORTING                                                      (See Item 5)
PERSON WITH
----------------   -------------------------------------------------------------
11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   REPORTING PERSON:                           3,187,277,273
----------------   -------------------------------------------------------------
12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
                   (11) EXCLUDES CERTAIN SHARES:                             [ ]
----------------   -------------------------------------------------------------
13                 PERCENT OF CLASS REPRESENTED BY AMOUNT
                   IN ROW (11):                                     23.8%
                                                                    See Item 5)
----------------   -------------------------------------------------------------
14                 TYPE OF REPORTING PERSON:               CO

                                 (Page 2 of 15)

--------------------------------                 -------------------------------
CUSIP No.  87927W10                     13D
--------------------------------                 -------------------------------

----------------   -------------------------------------------------------------
1                  NAME OF REPORTING PERSON    SINTONIA S.A. (FORMERLY KNOWN AS
                   I.R.S. IDENTIFICATION NO.   EDIZIONE FINANCE INTERNATIONAL
                   OF ABOVE PERSON             S.A.)
                                               Not Applicable
----------------   -------------------------------------------------------------
2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   (a)   [X]
                                                                       (b)   [ ]
----------------   -------------------------------------------------------------
3                  SEC USE ONLY
----------------   ------------------------------------------------------------
4                  SOURCE OF FUNDS:                            WC, BK
----------------   -------------------------------------------------------------
5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                   REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                   [ ]
----------------   -------------------------------------------------------------
6                  CITIZENSHIP OR PLACE OF ORGANIZATION:       Luxembourg
--------------------------------------------------------------------------------
NUMBER OF          7          SOLE VOTING POWER:               0
SHARES
                   --------   --------------------------------------------------
BENEFICIALLY       8          SHARED VOTING POWER:             3,157,172,623
OWNED BY                                                       (See Item 5)
                   --------   --------------------------------------------------
                   9          SOLE DISPOSITIVE POWER:          0
                   --------   --------------------------------------------------
EACH               10         SHARED DISPOSITIVE POWER:        3,157,172,623
REPORTING                                                      (See Item 5)
PERSON WITH
----------------   -------------------------------------------------------------
11                 AGGREGATE AMOUNT BENEFICIALLY OWNED
                   BY REPORTING PERSON:                        3,157,172,623
----------------   -------------------------------------------------------------
12                 CHECK BOX IF THE AGGREGATE AMOUNT IN
                   ROW (11) EXCLUDES CERTAIN SHARES:                         [ ]
----------------   -------------------------------------------------------------
13                 PERCENT OF CLASS REPRESENTED BY
                   AMOUNT IN ROW (11):                               23.6%
                                                                    (See Item 5)
----------------   -------------------------------------------------------------
14                  TYPE OF REPORTING PERSON:                  CO


                                 (Page 3 of 15)

--------------------------------                 -------------------------------
CUSIP No.  87927W10                     13D
--------------------------------                 -------------------------------


----------------   ---------------------------------- --------------------------
1                  NAME OF REPORTING PERSON        RAGIONE S.a.p.a. DI GILBERTO
                   I.R.S. IDENTIFICATION NO.       BENETTON E C.
                   OF ABOVE PERSON                 Not Applicable
----------------   -------------------------------------------------------------
2                  CHECK THE APPROPRIATE BOX IF A
                   MEMBER OF A GROUP:                                 (a)    [X]
                                                                      (b)    [ ]
----------------   -------------------------------------------------------------
3                  SEC USE ONLY
----------------   -------------------------------------------------------------
4                  SOURCE OF FUNDS:                            WC, BK
----------------   -------------------------------------------------------------
5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                   IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [ ]
----------------   -------------------------------------------------------------
6                  CITIZENSHIP OR PLACE OF ORGANIZATION:       Italy
----------------   -------------------------------------------------------------
NUMBER OF          7          SOLE VOTING POWER:               30,084,650
SHARES
                   --------   --------------------------------------------------
BENEFICIALLY       8          SHARED VOTING POWER:             3,157,172,623
OWNED BY                                                       (See Item 5)
                   --------   --------------------------------------------------
                   9          SOLE DISPOSITIVE POWER:          30,084,650
                   --------   --------------------------------------------------
EACH               10         SHARED DISPOSITIVE POWER:        3,157,172,623
REPORTING                                                      (See Item 5)
PERSON WITH
----------------   -------------------------------------------------------------
11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   REPORTING PERSON:                           3,187,277,273
----------------   -------------------------------------------------------------
12                 CHECK BOX IF THE AGGREGATE AMOUNT IN
                   ROW (11) EXCLUDES CERTAIN SHARES:                         [ ]
----------------   -------------------------------------------------------------
13                 PERCENT OF CLASS REPRESENTED BY
                   AMOUNT IN ROW (11):                         23.8%
                                                               (See Item 5)
----------------   -------------------------------------------------------------
14                 TYPE OF REPORTING PERSON:           PN


                         (Page 4 of 15)

         This Amendment No. 38 (this "AMENDMENT") amends the Statement on
Schedule 13D dated August 9, 2001, as amended (as previously amended, the "SCHEDULE 13D") filed by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy, Edizione Finance International S.A., a company incorporated in the Duchy of Luxembourg, and Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("RAGIONE") with respect to the ordinary shares, euro 0.55 par value per share ("TELECOM SHARES"), of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy ("TELECOM ITALIA"). Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13D.

         This Amendment is being filed by each of Sintonia S.p.A., Sintonia S.A. (formerly known as Edizione Finance International S.A.) and Ragione. By virtue of the demerger of Edizione Holding S.p.A., effective on March 2, 2007, Sintonia S.p.A. became member of a group, together with and Sintonia S.A. and Ragione, with Pirelli & C. S.p.A. ("PIRELLI") and Olimpia S.p.A. ("OLIMPIA") with respect to the Telecom Shares.

         INTRODUCTION.

         On October 25, 2007, Sintonia S.p.A. and Sintonia S.A. (together, the "SINTONIA SELLERS") and Pirelli sold the entire share capital of Olimpia, the entity which currently holds approximately 18% of the ordinary share capital of Telecom Italia, to a group of investors (the "SALE"). The group of investors that purchased the Olimpia share capital includes Sintonia S.A. (in such capacity, the "SINTONIA BUYER"). The following summarizes the sale and purchase of such share capital and certain agreements related thereto.

         On April 28, 2007, a group of investors made up of Assicurazioni Generali S.p.A. ("AG" and, together with the AG group companies (Alleanza Assicurazioni S.p.A., INA Assitalia S.p.A., Volksfursorge Deutsche Lebenversicherung A.G., Generali Vie S.A.) that became investors on October 25, 2007 pursuant to the Amendment Agreement (as defined below), "GENERALI"), the Sintonia Buyer, Intesa Sanpaolo S.p.A. ("INTESA SANPAOLO"), Mediobanca S.p.A. ("MEDIOBANCA" and, together with Generali, the Sintonia Buyer and Intesa Sanpaolo, the "ITALIAN INVESTORS") and Telefonica S.A., the Spanish-based telecommunications operator ("TELEFONICA" and, together with the Italian Investors, the "INVESTORS"), entered into a co-investment agreement (as subsequently amended by an amendment agreement on October 25, 2007 (the "AMENDMENT AGREEMENT"), the "CO-INVESTMENT AGREEMENT") to establish the terms and conditions for their participation in Centotrenta 4/6 S.r.l., an Italian company with registered office at Galleria del Corso 2, Milan, Italy, fiscal code n. 05277610969 subsequently transformed into an Italian joint stock company and renamed Telco S.p.A. ("Telco"), an Italian corporation. On November 15, 2007, the registered office of Telco was transferred to Via Filodrammatici 3, Milan, Italy.

          Through Telco, the Investors have purchased the entire share capital of Olimpia from Pirelli and the Sintonia Sellers as indicated above (the "TRANSACTION"). The Co-Investment Agreement also covers the capitalization and funding of Telco in connection with the Transaction and the general framework of the investment obligations of each of the Investors. Among other things, pursuant to the Amendment Agreement, the AG group companies became Investors for purposes of the Co-Investment Agreement and the Shareholders' Agreement (as


                         (Page 5 of 15)
hereinafter defined). In addition to Telco's participation in Telecom Italia's ordinary share capital through its interest in Olimpia, pursuant to the Co-Investment Agreement, on October 25, 2007 Generali and Mediobanca contributed to Telco ordinary shares of Telecom Italia they held on that date. These shares amounted to 5.6% of Telecom Italia's ordinary share capital, with the individual contributions of Generali and Mediobanca amounting to 4.06% and 1.54%, respectively, of Telecom Italia's ordinary share capital, and brought Telco's direct and indirect participation in Telecom Italia's ordinary share capital to approximately 23.6%. A copy of the Co-Investment Agreement and a copy of the Amendment Agreement were previously filed on Schedule 13D as Exhibits 85 and 92, respectively.

         On April 28, 2007, the Investors also entered into a shareholders' agreement (as subsequently amended by the Amendment Agreement, the "SHAREHOLDERS' AGREEMENT"), pursuant to which the Investors set out, among other things, the principles of corporate governance of Telco and Olimpia, respectively, the transfer of Telco's shares and any Olimpia Shares or Telecom Shares (each as defined below) directly or indirectly owned by Telco and the principles of designation, among the Investors, of candidates to be included in a common list for the appointment of directors of Telecom Italia under the voting list mechanism provided for by Telecom Italia's by-laws. A copy of the Shareholders' Agreement and a copy of an unofficial English translation of the by-laws of Olimpia were previously filed on Schedule 13D as Exhibits 87 and 93, respectively (such translation of the Olimpia by-laws incorporates all recent amendments and amendments described previously on Schedule 13D and therefore supersedes the prior version filed on Schedule 13D as Exhibit 19).

         On May 4, 2007, the Investors entered into a sale and purchase agreement with Pirelli and the Sintonia Sellers (the "SHARE PURCHASE AGREEMENT") to purchase the entire share capital of Olimpia of euro 4.6 billion divided into 4,630,233,510 ordinary shares (the "OLIMPIA SHARES"). Olimpia in turn owns 2,407,345,359 ordinary voting shares of Telecom Italia, or approximately 18% of the ordinary share capital of Telecom Italia. A copy of the Share Purchase Agreement was previously filed on Schedule 13D as Exhibit 90.

         In summary, the result of the Sale and the Co-Investment and Purchase and related transactions on the Sintonia Sellers' and Ragione's respective interests in the ordinary voting shares of Telecom Italia is as follows:

          o the Sintonia Sellers no longer hold interests in the ordinary voting shares of Telecom Italia through a common entity (Olimpia) with Pirelli;

          o the Shareholders' Agreement (as defined in Schedule 13D filed on August 9, 2001) and the 2006 Shareholders' Agreement (as defined in Amendment No. 33 to Schedule 13D on November 8, 2006) have been terminated;

          o the Sintonia Buyer holds approximately 8.4% of Telco and thus remains an indirect holder of the ordinary voting shares of Telecom Italia through Olimpia's approximately 23.6% interest therein;


                         (Page 6 of 15)

          o Sintonia S.p.A., through its interest in the Sintonia Buyer, and Ragione, through its interest in Sintonia S.p.A., likewise remain indirect holders of ordinary voting shares of Telecom Italia; and

          o in addition, Sintonia S.p.A. directly holds 30,084,650 Telecom Shares and may be deemed to have sole power to vote or direct the vote and sole power to dispose or direct the dispositions of such Telecom Shares.

         The closing of the purchase of the Olimpia Shares pursuant to the Share Purchase Agreement occurred on October 25, 2007, following the receipt of the announcement of forthcoming governmental approvals from the Brazilian antitrust authority on October 23, 2007 (the "ANNOUNCEMENT"). Pursuant to the Amendment Agreement, the Investors acknowledged the content of the Announcement and each of the Investors undertook to implement the content thereof through appropriate actions. An unofficial English translation of the Announcement was previously filed on Schedule 13D as Exhibit 94.

         On November 19, 2007, the Investors entered into an Amendment to Shareholders Agreement and to Bylaws (the "AMENDMENT TO SHAREHOLDERS AGREEMENT"), to address the content of the Announcement and each of the Investors undertook to implement such content through appropriate legal measures and actions including amending the Shareholders' Agreement and by-laws of Telco as provided in the Amendment to Shareholders Agreement. A copy of the Amendment to Shareholders Agreement is filed as Exhibit 98 hereto and an unofficial English translation of the amended and restated by-laws of Telco (the "TELCO BY-LAWS") is filed as Exhibit 99 hereto(such translation of the Teclo By-laws amends and restates and therefore supersedes the prior version filed on Schedule 13D as Exhibit 96).

         Separately, on November 6, 2007, pursuant to the Shareholders' Agreement, Telco and Telefonica entered into a Call Option Agreement (the "OPTION AGREEMENT") to grant to Telefonica an option to purchase Telecom Shares or Olimpia Shares, as the case may be, from Olimpia or Telco in the event that a decision to dispose or encumber Telecom Shares or Olimpia Shares, as the case may be, or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Olimpia or Telco by simple majority and Telefonica is a dissenting party. A copy of the Option Agreement is filed as Exhibit 97 hereto. On November 15, 2007, pursuant to Article 5 of the Option Agreement, Olimpia adhered to and accepted all the terms and conditions of the Option Agreement. A copy of the Olimpia adherence letter is filed as
Exhibit 100 hereto.

         Items 2, 5, 6 and 7 of Schedule 13D are hereby amended and supplemented to add the following:

ITEM 2.  IDENTITY AND BACKGROUND

         This Amendment is being filed by each of Sintonia S.p.A., Sintonia S.A., and Ragione.

         Ragione owns 100% of the share capital of Sintonia S.p.A., which in turn owns approximately 100% of the share capital of Sintonia S.A. Sintonia S.A. owns directly 8.4% of the equity of Telco.


                         (Page 7 of 15)

         During the past five years, neither Sintonia S.p.A., Sintonia S.A., Ragione, nor any of their respective directors or executive officers has been
(i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or fining any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Sintonia S.p.A. may be deemed to beneficially own 3,187,277,273 Telecom Shares, representing approximately 23.8% of the Outstanding Telecom Shares. Sintonia S.p.A. directly holds 30,084,650 Telecom Shares and has sole power to vote or direct the vote and sole power to dispose or direct the dispositions of such Telecom Shares. Sintonia S.p.A. no longer holds its indirect interest in Telecom Shares through Olimpia but remains an indirect holder, through its ownership of 100% of the share capital of Sintonia S.A., of 3,157,172,623 Telecom Shares held by Telco and indirectly held by Sintonia S.A. Sintonia S.p.A. may be deemed to have shared power to vote or to direct the vote and shared power to dispose or direct the disposition of such shares.

         Sintonia S.A. may be deemed to beneficially own 3,157,172,623 Telecom Shares through its indirect interest in Telecom Shares held by Telco, representing approximately 23.6% of the Outstanding Telecom Shares. Sintonia S.A. may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the dispositions of such Telecom Shares.

         Ragione may be deemed to beneficially own, through its ownership of 100% of the share capital of Sintonia S.p.A., 3,187,277,273 Telecom Shares, representing approximately 23.8% of the Outstanding Telecom Shares. Ragione has sole power to vote or direct the vote and sole power to dispose or direct the dispositions of the 30,084,650 Telecom Shares held directly by Sintonia S.p.A. In addition, Ragione may be deemed to have shared power to vote or to direct the vote and shared power to dispose or direct the disposition of 3,157,172,623 Telecom Shares indirectly held by Sintonia S.p.A. through Telco.

         The beneficial ownership of Telecom Shares by the directors and executive officers of each of Sintonia S.p.A., Sintonia S.A. and Ragione, if any, is indicated next to such director or executive officer's name in Annexes A-1, A-2 and A-3, respectively, of Schedule 13D. Since October 25, 2007, the date of the event which required filing of Schedule 13D, none of the directors or officers of Sintonia S.p.A., Sintonia S.A. or Ragione have effected proprietary transactions in Telecom Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

CALL OPTION AGREEMENT

         The following summary of certain material provisions of the Option Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 97 to this filing.

                         (Page 8 of 15)

         Pursuant to the Shareholders' Agreement, Telco and Telefonica entered into the Option Agreement on November 6, 2007. The Option Agreement provides that in the event that a decision to dispose, directly or indirectly, in any form or manner (including through measures with equivalent effect, such as mergers and demergers of Telco or Olimpia) or encumber Telecom Shares or Olimpia Shares or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by simple majority and Telefonica is a dissenting party, then Telefonica shall have the right, to be exercised within 30 days of such decision being taken, to buy from Telco the Telecom Shares or the Olimpia Shares, as the case may be, at the same price and conditions offered by the third party offering to acquire such Telecom Shares or Olimpia Shares. For any action triggering the option that does not involve cash consideration, the purchase price will be determined based on valuation principles generally accepted for transactions of a similar size and nature. Telefonica's call options with respect to the Telecom Shares and the Olimpia Shares are not exercisable (i) in the event of a merger between Telco and Olimpia, which may take place pursuant to clause 1.1(d)(A) of the Shareholders' Agreement, (ii) in the event of any encumbrance or pledge without voting rights that may be required by lenders in connection with the refinancing of Telco or Olimpia, to the extent that the refinancing documents contain provisions that reasonably protect the rights of Telefonica to acquire the Telecom Shares or the Olimipia Shares, as the case may be, in the event that enforcement of the encumberance or the pledge is triggered or (iii) as regards only the Telecom Shares, following a decision by Telco or Olimpia's Board of Directors to tender the Telecom Shares in the context of a public tender offer, in which case Clause 28 of Telco's by-laws shall apply. The Option Agreement expires on April 28, 2010, the date of expiry of the Shareholders' Agreement.

         On November 15, 2007, Olimpia indicated that it adheres to and accepts all the terms and conditions of the Option Agreement. See Exhibit 100 hereto.

         The description of the Option Agreement in the Introduction is incorporated herein by reference.

AMENDMENT TO SHAREHOLDERS AGREEMENT AND TO BYLAWS

         The following summary of certain material provisions of the Amendment to Shareholders Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 98 to this filing and the full text of the Telco By-laws attached as Exhibit 99 to this filing.

         Pursuant to the Amendment to Shareholders' Agreement, the Investors acknowledged the content of the Announcement and undertook to implement the content thereof through appropriate legal measures and actions including amending the Shareholders' Agreement and by-laws of Telco as provided therein. The Amendment to Shareholders' Agreement provides, among other things, that with respect to Telecom Italia's Brazilian telecommunication operations, while applicable regulatory restrictions and limitations exist: (i) Telefonica may not participate in nor vote or veto at certain shareholder meetings of Telco, Olimpia, Telecom Italia or any other company directly or indirectly controlled by Telecom Italia, that involve discussions or proposed resolutions relating to any matters concerning the activities of companies directly or indirectly controlled by Telecom Italia in the rendering of their telecommunication services in

                         (Page 9 of 15)
the Brazilian market (such matters, the "BRAZILIAN MATTERS"); (ii)
Telefonica will cause the persons designated by it as directors and officers (and members of other corporate bodies having equivalent duties) of Telco, Olimpia, and Telecom Italia to not participate in nor vote or veto at meetings held by any such corporate bodies or at meetings of corporate bodies of any other company directly or indirectly controlled by Telecom Italia, at which there will be discussed or proposed resolutions regarding Brazilian Matters;
(iii) Telefonica will not designate any directors or officers (or members of other corporate bodies having equivalent duties) of companies located in Brazil that are directly or indirectly controlled by Telecom Italia and that provide telecommunication services in the Brazilian market; and (iv) Telefonica will prohibit companies directly or indirectly controlled by it and that render telecommunication services in the Brazilian market from participating with companies indirectly or directly controlled by Telecom Italia, in, among other things, significant financing transactions, the transfer of assets under terms or conditions or at prices different from market conditions and prices, the transfer of strategic technological know-how, the provision of telecommunication services or related services under more favorable or privileged conditions and the common use of resources.

         Telefonica further agreed not exercise direct or indirect control of any company directly or indirectly controlled by Telecom Italia in Brazil, as per the definition of control under the Brazilian telecommunications regulations in force, even if Telefonica exercises the right to acquire shares of Telco, in the case of a unilateral withdrawal provoked by another shareholder of Telco.

         The Investors will instruct the members of Board of Directors of Telco and Olimpia appointed by each of them, as well as the members of the Board of Directors of Telecom Italia appointed by Telco and/or Olimpia to prepare separate agendas for meetings of the boards of directors of Telco, Olimpia, Telecom Italia, and Telecom Italia International N.V. ("TELECOM INTERNATIONAL") or any other company located outside of Brazil directly or indirectly controlled by Telecom Italia with investments in the Brazilian telecommunications sector. One of the agendas will be for the meeting in which Telefonica's participation of the board members that it designated in the respective company is allowed, and the other will for the meeting in which the participation of board members designated by Telefonica in such company is not allowed (such meeting, the "PROHIBITED MEETING"). The Investors agreed to cause to be delivered, under appropriate terms of confidentiality, to designated officers of TIM Celular S.A. and TIM Nordeste S.A., within 30 days from the holding of the meetings of the boards of directors of Telco, Olimpia, Telecom Italia, Telecom International or any other company located outside Brazil directly or indirectly controlled by Telecom Italia but with investments in the Brazilian telecommunications sector, a copy of the agendas and of the minutes of the Prohibited Meetings.

         The Parties further agreed to amend the Telco By-laws to add the following provisions:

       "5.1.1. While and as long as applicable regulatory restrictions and limitations exist in Brazil, the holder(s) of Class B shares will not be entitled to voting rights with respect to any matters concerning the activities of companies directly or indirectly controlled by Telecom Italia S.p.A. rendering telecommunication services in Brazil, and, accordingly, the participation of such Class B shareholder(s) shall be prohibited at the shareholders meeting when any such resolution is discussed and taken."


                         (Page 10 of 15)

       "16.3 As long as applicable regulatory limitations and restrictions exist in Brazil, in accordance with the principles underlying article 2391 of the Civil Code, no director chosen from the list submitted by the Class B shareholders shall be entitled to participate to the discussion and consequently to the vote on any item of the agenda of the meetings of the board of directors - or of any internal committee - regarding activities carried out or to be carried out in the Brazilian telecommunications market by companies directly or indirectly controlled by Telecom Italia S.p.A."

         The description of the Amendment to Shareholders Agreement in the Introduction is incorporated herein by reference.

         The Parties agreed that the above restrictions are to survive the expiration or termination of the Shareholders' Agreement and/or any merger in which Telco is not the surviving entity.

AMENDED AND RESTATED TELCO BY-LAWS

         The following summary of certain amendments to the Telco By-Laws does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document filed as
Exhibit 99 hereto.

         Pursuant to the Amendment to Shareholders Agreement, Telco amended and restated the Telco By-laws to incorporate provisions 5.1.1 and 16.3 as provided in the Amendment to Shareholders Agreement described above. See " - AMENDMENT TO SHAREHOLDERS AGREEMENT AND TO BYLAWS."

         The description of the Telco By-laws in the Introduction is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 97: Call Option Agreement, dated November 6, 2007, between Telefonica and Telco.

Exhibit 98: Amendment to Shareholders Agreement and to By-laws, dated November 19, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefonica.

Exhibit 99: Amended and Restated By-laws of Telco (unofficial English translation).

Exhibit 100: Letter of Adherence to the Call Option Agreement by Olimpia S.p.A., dated November 15, 2007.

                         (Page 11 of 15)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:  November 23, 2007
                                                 SINTONIA S.p.A.


                                                 By: /s/ Gianni Mion
                                                     --------------------------
                                                     Name:  Gianni Mion
                                                     Title: Director


                                (Page 12 of 15)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:    November 23, 2007

                                                 SINTONIA S.A.


                                                 By: /s/ Gustave Stoffel
                                                     --------------------------
                                                     Name:  Gustave Stoffel
                                                     Title: Director


                                (Page 13 of 15)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:  November 23, 2007

                                                 RAGIONE S.a.p.a DI GILBERTO
                                                       BENETTON E C.


                                                 By: /s/ Gilberto Benetton
                                                     --------------------------
                                                     Name:  Gilberto Benetton
                                                     Title: Chairman


                                (Page 14 of 15)

EXHIBIT INDEX


EXHIBIT NO.

99.85 Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, the Sintonia Buyer and Telefonica.*

99.87 Shareholders' Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, the Sintonia Buyer and Telefonica.*

99.90 Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and the Sintonia Sellers.*

99.92 Amendment to the Co-Investment Agreement and the Shareholders' Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefonica.*

99.93     By-laws of Olimpia S.p.A. (unofficial English translation).*

99.94 The Announcement of the Board of Commissioners of the Brazilian National Telecommunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).*

99.96     By-laws of Telco S.p.A. (unofficial English translation).*

99.97     Call Option Agreement, dated November 6, 2007, between Telefonica and
          Telco.

99.98 Amendment to Shareholders Agreement and to Bylaws, dated November 19, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefonica.

99.99 Amended and Restated By-laws of Telco (unofficial English translation).

99.100 Letter of Adherence to the Call Option Agreement by Olimpia S.p.A., dated November 15, 2007.


     * Previously filed.


                                (Page 15 of 15)